UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OTELCO, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

688823202

(CUSIP Number)

Ira Sochet

121 14th Street

Belleaire Beach, Florida 33786

(305) 490-3716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Louis R. Montello, Esquire

Montello Law

2750 N.E. 185th Street, Suite 201

Aventura, Florida 33180

(305) 682-2000

April 25, 2018

(Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68882302

1.	Name of Reporting Persons Ira Sochet.
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only .
4.	Source of Funds PF, WC.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization United States.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 767,651(1).
	8.	Shared Voting Power 0.
	9.	Sole Dispositive Power 767,651(1).
	10.	Shared Dispositive Power 0.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,651(1).
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares .
13.	Percent of Class Represented by Amount in Row (11) 22.7%.
14.	Type of Reporting Person IN.

(1)	Consists of shares of Class A Common Stock held in an IRA account and by Ira Sochet Trust, over which Mr. Sochet has sole voting and dispositive control, and shares of Class A Common Stock held by Sochet & Company, Inc., an entity owned and controlled by Mr. Sochet.

CUSIP No. 68882302

This amendment to Schedule 13D (the “Amendment”) is filed as the first amendment to the Statement on Schedule 13D, dated December 1, 2017 (the “Schedule 13D”), filed on behalf of Ira Sochet (the “Reporting Person”) relating to the Class A Common Stock of Otelco, Inc., a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on April 30, 2018, the Reporting Person may be deemed to be the beneficial owner of 767,651 shares of Class A Common Stock. The shares of Class A Common Stock beneficially owned by the Reporting Person includes shares held in an IRA account and shares held by Ira Sochet Trust, over which the Reporting Person has voting and dispositive control, and shares held by Sochet & Company, Inc., an entity owned and controlled by the Reporting Person.

(b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Class A Common Stock beneficially owned by him.

(c) The following table sets forth all transactions in Class A Common Stock effected by the Reporting Person since December 1, 2017. All of such transactions were open market transactions effected through brokers.

	Number of	Number of	Approximate
Date	Shares Purchased	Shares Sold	Price Per Share
04/25/2018	30,000		$15.05
04/26/2018	31,200		$14.99

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2018	/s/ Ira Sochet
Ira Sochet